                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Peerless Mfg. Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    705514107
                    ----------------------------------------
                                 (CUSIP Number)
                            Ceco Environmental Corp.
                        505 University Avenue, Ste. 1400
                         Toronto, Ontario CANADA M5G 1X3
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 22, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed t be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

_______________________________________________________________________________

CUSIP NO. 705514107                                         Page 2 of 15 Pages
                                  SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                CECO Environmental Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   177,900 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   177,900 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          177,900 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.25%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 705514107                                         Page 3 of 15 Pages
                                  SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Icarus Investment Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   177,900 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   177,900 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          177,900 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.25%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 705514107                                         Page 4 of 15 Pages
                                  SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Phillip DeZwirek
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Canadian Citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   177,900 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   177,900 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          177,900 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.25%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 705514107                                         Page 5 of 15 Pages
                                  SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Jason Louis DeZwirek
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Canadian Citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   177,900 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   177,900 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          177,900 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.25%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP NO. 705514107                                         Page 6 of 15 Pages
                                  SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                IntroTech Investments, Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   177,900 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   177,900 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          177,900 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.25%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          CO
______________________________________________________________________________

                                                            Page 7 of 15 Pages
CUSIP NO. 705514107

                                  SCHEDULE 13-D
                                PEERLESS MFG. CO.
                   Filed by CECO Environmental, Inc. ("CEC"),
                     Phillip DeZwirek, Jason Louis DeZwirek,
                     Icarus Investment Corp. ("Icarus"), and
                    IntroTech Investments, Inc. ("IntroTech")

Item 1.                    Security and Issuer:

                           Peerless Mfg. Co.
                           2819 Walnut Hill Lane
                           Dallas, Texas  75229
                           Common Stock, $.01 par value of Peerless Mfg. Co.

Items 2-6 Inclusive for CECO Environmental Corp.

Item 2.                    Identity and Background:

                           (a)      CECO Environmental Corp., a New York
                                    corporation

                           (b)      Address of Principal Business:
                                    505 University Ave., Ste. 1400
                                    Toronto, Ontario  M5G 1X3

                           (c) Principal Business: Ownership of majority stock of CECO Filters, Inc. The address of CEC's principal business and its principal office is the address given in Item 2(b) above.

                           (d) CEC has not been involved in any criminal proceedings.

                           (e) CEC has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.                    Source and Amount of Funds or Other Considerations:

                           Acquisitions of the common stock of the Issuer were acquired by CEC using approximately 50% of working capital funds and 50% of funds that were advanced to CEC by Phillip DeZwirek. The loan from Mr. DeZwirek is a demand loan accruing interest at the prime interest rate plus one percent.

Item 4.                    Purpose of Transaction:

                           CEC acquired the common stock of the Issuer for purposes of pursuing the possibility of acquiring the majority or all of the stock of Issuer. On July 27, 1999 Mr. Phillip DeZwirek met with two officers of the Issuer and expressed CEC's desire to initiate discussions with the Issuer regarding the possible acquisition of the Issuer at $15 per share cash, subject to due diligence and execution of a definite agreement containing customary terms and agreements. On July 30, 1999, Issuer advised Mr. DeZwirek that the Board of Directors was not interested in entertaining such offer at such time. CEC will continue to explore its options in seeking to acquire the Issuer.

Item 5.                    Interest in Securities of the Issuer.

                           (a) CEC owns all of the 177,900 shares of Issuer directly, which is 12.25% of the outstanding common stock of Issuer.

                           (b)      CEC has sole voting power and sole
                                    dispositive power with respect to such
                                    177,900 shares of common stock of Issuer.

                           (c) In the past sixty days, CEC has made the following open

                                                             Page 8 of 15 Pages
CUSIP NO. 705514107

                                    market transactions in the Issuer's stock, all effectuated in its account at Taurus Capital Markets located in Toronto, Ontario:

                           Purchases
                           DATE - 1999                        # OF SHARES               SHARE PRICE
                           -----------                        -----------               -----------
                           July 28, 1999                      800                       $11.000
                           July 23, 1999                      103,200                   $10.750
                           July 22, 1999                      20,000                    $11.125
                           July 20, 1999                      2,500                     $11.500
                           July 19, 1999                      6,000                     $11.438
                           July 19, 1999                      5,000                     $11.375
                           July 13, 1999                      100                       $11.250
                           July 12, 1999                      1,000                     $10.625
                           July 9,  1999                      4,600                     $11.000
                           July 9,  1999                      400                       $11.000
                           July 8,  1999                      500                       $10.563
                           July 7,  1999                      1,000                     $10.594
                           July 2,  1999                      1,500                     $10.500
                           June 29, 1999                      500                       $10.500
                           June 28, 1999                      5,000                     $10.500
                           June 24, 1999                      3,000                     $10.520
                           June 24, 1999                      500                       $10.500

                           Sale
                           DATE - 1999                        # OF SHARES               SHARE PRICE
                           -----------                        -----------               -----------

                           June 10, 1999                      2,000                     $10.344

                           (d) CEC is a publicly traded company with more than 900 beneficial holders of its common stock. The shareholders of CEC that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Issuer common stock owned by CEC that relates to more than a 5% interest in that class of securities of CEC are IntroTech Investments, Inc. ("IntroTech"), Icarus Investment Corp. ("Icarus") and shareholders, Phillip DeZwirek, Jason Louis DeZwirek, Brinker Pioneer L.P., Richard Paul Genovese (through 700,000 shares of CEC that Mr. Genovese may purchase through warrants), Steven Taub, and IRG Investor Relations Group Ltd. (through 500,000 shares of CEC's stock that IRG Investor Relations Group Ltd. may purchase pursuant to warrants.) Icarus owns 15.9% of the outstanding shares of common stock of CEC. Icarus is owned 50% by Phillip DeZwirek and 50% by Jason Louis DeZwirek. IntroTech owns 19.0% of the outstanding shares of common stock of CEC. IntroTech is wholly owned by Jason Louis DeZwirek.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 inclusive for Icarus Investment Corp.

Item 2.                    Identity and Background:

                                                            Page 9 of 15 Pages
CUSIP NO. 705514107

                           (a)      Icarus Investment Corp., a Delaware
                                    corporation

                           (b)      Address of Principal Business:
                                    505 University Ave., Ste. 1400
                                    Toronto, Ontario  M5G 1X3

                           (c) Principal Business: Private Investor, the principal business and office address of Icarus is the address given in Item 2(b) above.

                           (d) Icarus has not been involved in any criminal proceedings.

                           (e) Icarus has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.                    Source and Amount of Funds or Other Considerations.

                           Icarus indirectly owns the 177,900 shares of Issuer owned by CEC by virtue of directly owning 15.9% of the shares of CEC. See CEC's response to Item 3 herein.

Item 4.                    Purpose of Transaction.

                           Icarus acquired its shares of common stock of Issuer for the same purposes as CEC. See CEC's response to
                           Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a) By virtue of owning 15.9% of the outstanding stock of CEC, Icarus beneficially owns the 177,900 shares of common stock of Issuer owned by CEC, which is 12.25% of the outstanding shares of Issuer. Icarus owns all of such shares indirectly through its direct ownership of common stock of CEC.

                           (b) By virtue of owning 15.9% of the outstanding stock of CEC, Icarus has shared voting power and shared dispositive power with respect to the 177,900 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

                           (c)      See CEC's response to Item 5(c) herein.

                           (d) Icarus is controlled by Phillip DeZwirek and Jason Louis DeZwirek who each owns 50% of the outstanding stock of Icarus. Mr. Phillip DeZwirek and Mr. Jason Louis DeZwirek each have the right to receive 50% of the distribution from Icarus resulting from the proceeds of dividends from, or the proceeds of sale of, the shares of Issuer owned by CEC.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for Phillip DeZwirek.

                                                            Page 10 of 15 Pages
CUSIP NO. 705514107


Item 2.                    (a)      Phillip DeZwirek

                           (b)      505 University Ave., Ste. 1400
                                    Toronto, Ontario  M5G 1X3

                           (c) Principal Business: Private Investor and Chairman of the Board, Chief Executive Officer and Chief Financial Officer of CEC, 505 University Ave., Ste. 1400, Toronto, Ontario, M5G 1X3; Vice President and Chairman of the Board of CECO Filters, Inc., 1029 Conshohocken Road, Conshohocken, PA 19428; and President and Chairman of the Board of Digital Fusion Multimedia Corp., a software company, 505 University Ave., Ste. 1400, Toronto, Ontario M5G 1X3.

                           (d) Mr. Phillip DeZwirek has not been involved in any criminal proceedings.


                           (e) Mr. Phillip DeZwirek has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                           (f)      Citizen of Canada.

Item 3.                    Source and Amount of Other Considerations.

                  Mr. DeZwirek owns 50% of the outstanding stock of Icarus, 5,497 shares of common stock of CEC directly and Warrants to purchase 1,750,000 shares of common stock of CEC. See CEC's and Icarus' responses to Item 3 herein.

Item 4.                    Purpose of Transaction.

                  Mr. DeZwirek acquired its shares of common stock of Issuer for the same purposes as CEC. See response of CEC to Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a) By virtue of owning 34.8% of the outstanding stock of CEC (including the warrants to purchase 1,750,000 shares of common stock), Mr. DeZwirek beneficially owns the 177,900 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 15% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and owns 19.7% of the outstanding stock of CEC directly (including as outstanding the securities underlying the warrants to purchase 1,750,000 shares of common stock).

                           (b) Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 177,900 shares of common stock of Issuer owned by CEC as a result of his position as a director of CEC and by virtue of owning 34.8% of the outstanding stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,750,000 shares of common stock). Mr. DeZwirek owns shares of Issuer indirectly through his 50% ownership of Icarus which entity owns 15% of the outstanding common stock of CEC (including as outstanding the shares of common stock underlying Mr.

                                                           Page 11 of 15 Pages
CUSIP NO. 705514107

                                 DeZwirek's warrants). Mr. DeZwirek also owns shares of Issuer common stock indirectly through his direct ownership of 19.7% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,750,000 of common stock). Mr. DeZwirek is the Chief Executive Officer, Chief Financial Officer and a director of CEC.

                           (c)   See CEC's response to Item 5(c) herein.

                           (d) Mr. Phillip DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Mr. Jason Louis DeZwirek is the only person other than Mr. Phillip DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Issuer owned indirectly by Icarus through Icarus' direct ownership of shares of common stock of CEC. Mr. Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Issuer owned indirectly by him through his direct ownership of shares of common stock of CEC. Mr. Jason Louis DeZwirek is the adult son of Mr. Phillip DeZwirek.

                           (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for Jason Louis DeZwirek.

Item 2.                    Identity and Background:

                           (a)   Jason Louis DeZwirek

                           (b) Principal Business Address: 505 University Ave., Ste. 1400, Toronto, Ontario M5G 1X3

                           (c) President of Digital Fusion MultiMedia Corp., a software company whose principal business and office address is the address listed in 2(b) above. Mr. DeZwirek is also a Director and the Secretary of CEC.

                           (d) Mr. Jason DeZwirek has not been involved in any criminal proceedings.

                           (e) Mr. Jason DeZwirek has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                           (f)   Canadian Citizen.

Item 3.                    Sources and Amount of Funds or Other Consideration.

           See responses of CEC, Icarus and IntroTech to Item 3 herein. Mr. DeZwirek owns 50% of the outstanding stock of Icarus. Mr. DeZwirek is the sole owner of IntroTech.

                                                            Page 12 of 15 Pages
CUSIP NO. 705514107

Item 4.                    Purpose of the Transaction.


             Mr. DeZwirek acquired the shares of common stock of Issuer for the same purposes as CEC. See response of CEC to Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a) By virtue of owning 35% of the stock of CEC, Mr. DeZwirek beneficially owns the 177,900 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 15.9% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus. Mr. DeZwirek owns an additional 19.0% of the outstanding stock of CEC through his ownership of all the stock of IntroTech.

                           (b) By virtue of owning 35% of the stock of CEC, Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 177,900 shares of common stock of Issuer owned by CEC. This power applies to all of the share of Issuer owned indirectly by Mr. DeZwirek. Mr. DeZwirek owns those shares indirectly through his 50% ownership of Icarus which entity owns 15.9% of the outstanding common stock of CEC and his ownership of IntroTech which owns 19.0% of the outstanding common stock of CEC. Such powers are shared with the other shareholders of CEC.

                           (c)   See CEC's response to Item 5(c) herein.

                           (d) Mr. Jason Louis DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Mr. Phillip DeZwirek is the only person other than Mr. Jason DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Issuer owned indirectly by Icarus through Icarus ownership of shares of CEC. Mr. Jason Louis DeZwirek controls IntroTech. He is the sole shareholder of IntroTech. No other person is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Issuer common stock owned indirectly by IntroTech through IntroTech's ownership of shares of CEC.

                           (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for IntroTech Investments, Inc.

Item 2.                    Identity and Background:

                           (a) IntroTech Investments, Inc., an Ontario (Canadian) corporation.

                           (b) Principal Business Address: 505 University Ave., Ste. 1400, Toronto, Ontario M5G 1X3

                                                            Page 13 of 15 Pages
CUSIP NO. 705514107


                           (c) Principal Business: Private Investor, with the principal business and office address of IntroTech set forth in Item 2(b) above.

                           (d) IntroTech has not been involved in any criminal proceedings.

                           (e) IntroTech has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.                    Source and Amount of Funds or Other Considerations.

                           By virtue of IntroTech owning 19.0% of CEC, IntroTech beneficially owns the 177,900 shares of Issuer owned by CEC. See CEC's response to Item 3.

Item 4.                    Purpose of Transaction.

                           IntroTech acquired its shares of common stock of Issuer for the same purpose as CEC. See CEC's response to Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a) By virtue of IntroTech owning 19.0% of CEC, IntroTech beneficially owns the 177,900 shares of common stock of Issuer owned by CEC. IntroTech owns all of such shares indirectly through its direct ownership of common stock of CEC.

                           (b) By virtue of IntroTech owning 19.0% of CEC IntroTech has shared voting power and shared dispositive power with respect to the 177,900 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

                           (c)   See CEC's response to Item 5(c).

                           (d) IntroTech is controlled and wholly-owned by Jason Louis DeZwirek. Jason Louis DeZwirek is the only known person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Issuer common stock owned indirectly by IntroTech through IntroTech's ownership of shares of CEC.

                           (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Item 7.                    Material to be Filed as Exhibits.

                  A joint filing statement is filed as an exhibit to this
Schedule 13D.

                                                           Page 14 of 15 Pages
CUSIP NO. 705514107


Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

July 29, 1999

                                                 CECO ENVIRONMENTAL CORP.

                                                 By: /s/ Phillip DeZwirek
                                                     --------------------------
                                                     Phillip DeZwirek
                                                     Chief Executive Officer

                                                 ICARUS INVESTMENT CORP.

                                                 By: /s/ Phillip DeZwirek
                                                     --------------------------
                                                     Phillip DeZwirek
                                                     Chief Executive Officer


                                                     /s/ Phillip DeZwirek
                                                     --------------------------
                                                 Phillip DeZwirek


                                                     /s/ Jason Louis DeZwirek
                                                     --------------------------
                                                 Jason Louis DeZwirek


                                                 INTROTECH INVESTMENTS, INC.

                                                 By: /s/ Jason Louis DeZwirek
                                                     --------------------------
                                                     Jason Louis DeZwirek
                                                     Chief Executive Officer

                                                           Page 15 of 15 Pages
CUSIP NO. 705514107


                             EXHIBIT TO SCHEDULE 13D
                               DATED JULY 22, 1999
                                       OF
                            CECO ENVIRONMENTAL, INC.
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                           INTROTECH INVESTMENTS, INC.
                                       AND
                              JASON LOUIS DEZWIREK

                             JOINT FILING AGREEMENT


         CECO Environmental, Inc. ("CEC"), Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), IntroTech Investments, Inc. ("IntroTech"), and Jason Louis DeZwirek ("JLD") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of CECO, Icarus, DeZwirek, IntroTech, and JLD and that any amendments to this Schedule 13D may be filed on behalf of CEC, Icarus, IntroTech, DeZwirek and JLD.

                                                 CECO ENVIRONMENTAL, CORP.

                                                 By:  /s/ Phillip DeZwirek
                                                      -------------------------
                                                      Phillip DeZwirek
                                                      Chief Executive Officer


                                                 ICARUS INVESTMENT CORP.

                                                 By:  /s/ Phillip DeZwirek
                                                      -------------------------
                                                      Phillip DeZwirek
                                                      Chief Executive Officer



                                                      /s/ Phillip DeZwirek
                                                      -------------------------
                                                 Phillip DeZwirek



                                                      /s/ Jason Louis DeZwirek
                                                      -------------------------
                                                 Jason Louis DeZwirek


                                                 INTROTECH INVESTMENTS, INC.

                                                 By:  /s/ Jason Louis DeZwirek
                                                      -------------------------
                                                      Jason Louis DeZwirek
                                                      Chief Executive Officer